ZURICH

RECEIVED

2008 NOV 12 P 3:52

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08005828

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference: File No. 82-5089
Our reference: UM / BC
Date: November 11, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Disclosure of shareholdings by Barclays Plc in accordance with Swiss Stock Exchange Law" dated November 10, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

PROCESSED
NOV 14 2008
THOMSON REUTERS

Ulrich Marti
Corporate Legal Adviser

Enclosure

46674-03

ZURICH®

Disclosure of shareholdings by Barclays Plc in accordance with Swiss Stock Exchange Law

Zurich, November 10, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that on November 6, 2008 it received a notification of shareholding as per October 10, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Barclays Plc, 1 Churchill Place, London, E14 5HP, United Kingdom (Barclays Plc). According to this notification, Barclays Plc along with its subsidiaries has fallen below the threshold of 3 percent of voting rights on Zurich with purchase positions.

Proxy for Group members: Geoff Smith, Barclays Plc, 1 Churchill Place, London E14 5HP, phone: +44 207 116 29 13; fax: +44 207 116 76 65.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

END